UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13-A)

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

369385 10 9
(CUSIP Number)

Bryan Fick Financial Reporting Director 2550 Denali Street, Suite 1000 Anchorage, Alaska 99503 (907) 868-5600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald A. Duncan (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(3)(5)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,290,474 (2) (3) (5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,290,474 (2) (3) (5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,474 (2) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39% (2) (3) (4)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As of April 4, 2017 (the “Event Date”).

(2)
Includes shares of Class B Common Stock, no par value per share, of the Issuer (the “Class B Common Stock”) beneficially owned by Mr. Duncan since each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(3)
Includes the following: (a) 1,904 shares of Class A Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan; (b) 1,078,652 shares of Class A Common Stock and 1,174,918 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 968,618 shares of Class A Common Stock and 1,116,917 shares of Class B Common Stock are pledged as security); (c) 20,000 shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary and for which Mr. Duncan is the General Manager and has voting and dispositive power; (d) 15,000 shares of Class A Common Stock owned by the Neoma Lowndes Trust which Ms. Miller is a 50% beneficiary and for which Mr. Duncan is the trustee with sole voting and dispositive power. Does not include the following: (i) 55,560 shares of Class A Common Stock or 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); (ii) 63,186 shares of Class A Common Stock or 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(4)
Based on 32,691,000 shares of Class A Common Stock and 3,153,000 shares of Class B Common Stock actually issued and outstanding on February 24, 2017, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 2, 2017.

(5)
The Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation (“Liberty”), the Issuer, Mr. Duncan and Ms. Bowman (the “Duncan Voting Agreement”) contains provisions relating to the voting of the shares of Class B Common Stock and all shares of Issuer’s capital acquired pursuant to the Reorganization Agreement (as defined in Item 6) (the “Subject Shares”). In addition, such Duncan Voting Agreement contains certain transfer restrictions on such shares of Class B Common Stock and other Subject Shares. Mr. Duncan expressly disclaims the existence of and membership in a group with any or all of the other parties to the Duncan Voting Agreement. See Item 6.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 13-A)

Statement of

RONALD A. DUNCAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GENERAL COMMUNICATION, INC.

This Amendment No. 13-A (this “Thirteenth Amendment”) hereby amends and supplements, but is not a complete restatement of, the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the Class A Common Stock, no par value per share (the “Class A Common Stock”), of General Communication, Inc. (the “Issuer”) as a result of an event on May 1, 1988, as amended by Amendment No. 1-A filed with the Commission as a result of an event on January 1, 1989, Amendment No. 2-A filed with the Commission as a result of an event on July 21, 1989, Amendment No. 3-A filed with the Commission as a result of an event on June 18, 1991, Amendment No. 4-A filed with the Commission on November 1, 1992, Amendment No. 5-A filed with the Commission as a result of an event on February 1, 1993, Amendment No. 6-A filed with the Commission as a result of an event on May 28, 1993, Amendment No. 7-A filed with the Commission on November 14, 1996, Amendment No. 8-A filed with the Commission on October 6, 1997, Amendment No. 9-A filed with the Commission on November 25, 1998, Amendment No. 10-A filed with the Commission on November 18, 2010, Amendment No. 11-A filed with the Commission on March 20, 2012 and Amendment No. 12-A filed with the Commission on March 28, 2016 (the “Twelfth Amendment” and together with all amendments including this Thirteenth Amendment, the “Schedule 13D”). This Thirteenth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

The Schedule 13D is supplemented and amended as follows:

Item 1.         Security and Issuer.

Item 1 is amended and restated in its entirety as to read as follows:

The class of securities to which this Schedule 13D relates is the Class A Common Stock, no par value per share (the “Class A Common Stock”), of General Communication, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 4.         Purpose of the Transaction.

Item 4 is hereby amended and supplemented to include the following:

The information set forth in Item 6 below and the exhibit listed in Item 7 below to this Amendment are incorporated into this Item 4 by reference.

Item 5.         Interest in Securities of the Issuer.

 The Information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5 is amended and restated in its entirety as follows:

(a)
The aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Duncan as of the Event Date are 1,087,119 Class A shares and 1,173,518 Class B shares, which collectively constitute 5.85% of the outstanding Common Stock of the Issuer. These shares include the following: (i) 87,574 shares of Class A Common Stock and 6,158 shares of Class B Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan (the “401(k) Plan”); (ii) 964,545 shares of Class A Common Stock and 1,167,360 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 493,023 shares of Class A Common Stock and 1,167,360 shares of Class B Common Stock are pledged as security); (iii) 20,000 shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary and for which Mr. Duncan is the General Manager and has voting and dispositive power; (iv) 15,000 shares of Class A Common Stock owned by the Neoma Lowndes Trust which Ms. Miller is a 50% beneficiary and for which Mr. Duncan is the trustee with sole voting and dispositive power. These shares do not include the following: (A) 55,560 shares of Class A Common Stock or 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); or (B) 63,186 shares of Class A Common Stock or 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(b)
The number of shares of Class A Common Stock and Class B Common Stock as to which the following apply to Mr. Duncan are as follows: (i) sole power to vote or to direct the vote: 2,260,637; (ii) shared power to vote or to direct the vote: 0; (iii) sole power to dispose or to direct the disposition: 2,260,637; and (iv) shared power to dispose or to direct the disposition: 0.

Mr. Duncan is required to vote the Class B Common Stock and other Subject Shares beneficially owned by him in respect of certain matters in accordance with the Duncan Voting Agreement (as defined below). In addition, the Duncan Voting Agreement contains certain transfer restrictions on such Class B Common Stock and other Subject Shares. See the description of the Duncan Voting Agreement in Item 6, which is incorporated herein by reference.

(c)	On March 1, 2017, Mr. Duncan received a grant of 42,860 restricted shares of Class A Common Stock pursuant to a restricted stock award agreement.

(d)
Under the terms of the 401(k) Plan, the shares of Class A Common Stock and Class B Common Stock are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the 401(k) Plan for the benefit of Mr. Duncan. The Issuer’s existing bank loan agreements and other debt instruments contain provisions that prohibit the payment of certain dividends.

(e)	Not Applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Reorganization Agreement
On April 4, 2017, Liberty Interactive Corporation, a Delaware corporation (“Liberty”), entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with the Issuer and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty (“LI LLC”), whereby Liberty will acquire the Issuer through a reorganization in which certain Liberty Ventures Group (“Liberty Ventures”) assets and liabilities will be contributed to the Issuer in exchange for a controlling interest in the Issuer. Liberty will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock. Stockholders of the Issuer will receive total consideration of $32.50 per share, comprised of $27.50 per share in Reclassified GCI Class A Common Stock (as defined below) and $5.00 per share in newly issued GCI Preferred Stock (as defined below), based on a Liberty Ventures reference price of $43.65. GCI Liberty will remain an Alaska corporation as of the closing; however, it is currently contemplated that as soon as practicable following the closing, a special meeting of GCI Liberty stockholders will be called for the purpose of voting upon a proposal to reincorporate GCI Liberty in Delaware.
Company Reclassification
Subject to the satisfaction of certain conditions set forth in the Reorganization Agreement, the Issuer will file amended and restated articles of incorporation (the “Restated Articles”) with the Commissioner of the Department of

Commerce, Community and Economic Development of the State of Alaska to effect the reclassification of its common stock (the “GCI Reclassification”). Upon the acceptance of the Restated Articles (the “GCI Reclassification Effective Date”) (a) the name of the Issuer will be changed to “GCI Liberty, Inc.”, and (b) each share of GCI Class A common stock, no par value (the “GCI Class A Common Stock”) will be reclassified into one share of GCI Class A-1 common stock, no par value (the “GCI Class A-1 Common Stock”), and each share of GCI Class B common stock, no par value (the “GCI Class B Common Stock”, and together with GCI Class A Common Stock, the “GCI Common Stock”), will be reclassified into one share of GCI Class B-1 common stock, no par value (the “GCI Class B-1 Common Stock”).
The Restated Articles will authorize the GCI Class A-1 Common Stock, GCI Class B-1 Common Stock, GCI Class A common stock, no par value (the “Reclassified GCI Class A Common Stock”), GCI Class B common stock, no par value (the “Reclassified GCI Class B Common Stock”), GCI Class C common stock, no par value (the “GCI Class C Common Stock”, and together with the Reclassified GCI Class A Common Stock and the Reclassified GCI Class B Common Stock, the “Reclassified GCI Common Stock”) and GCI Series A Cumulative Redeemable Preferred Stock (the “GCI Preferred Stock”).
Pursuant to the Restated Articles, subject to certain conditions, the GCI Preferred Stock will accrue quarterly dividends at a rate of 5% per annum prior to the Reincorporation Merger (as defined below) and a rate of 7% per annum from and after the Reincorporation Merger, and will be redeemable upon the 21st anniversary of the Auto Conversion Effective Time (as defined below). The GCI Preferred Stock has a liquidation price equal to the sum of $25 plus all unpaid and accrued dividends. The Restated Articles also will provide that holders of GCI Preferred Stock will have 1/3 vote per share and will vote together as a class generally with the holders of the Reclassified GCI Class A Common Stock and the Reclassified Class B Common Stock on all matters submitted to holders of Reclassified GCI Class A Common Stock and Reclassified GCI Class B Common Stock, unless such holders are otherwise entitled to vote separately as a class or series.
Auto Conversion
Subject to the satisfaction of certain conditions, as soon as reasonably practicable following the GCI Reclassification Effective Date and in accordance with the terms of the Restated Articles, each outstanding share of GCI Class A-1 Common Stock and GCI Class B-1 Common Stock will convert into (a) 0.63 of a share of Reclassified GCI Class A Common Stock and (b) 0.2 of a share of GCI Preferred Stock (with fractional shares being issued, as applicable) (the “Auto Conversion”, and the date and time of the Auto Conversion, the “Auto Conversion Effective Time”).
Contribution
On the business day immediately following the Auto Conversion Effective Time, Liberty and LI LLC will contribute to GCI Liberty its entire equity interest in Liberty Broadband Corporation, Charter Communications, Inc. and LendingTree, Inc., together with the Evite operating business and certain other assets and liabilities (including, subject to certain conditions, Liberty’s equity interest in FTD Companies, Inc.), in exchange for (a) the issuance to LI LLC of (i) a number of shares of Reclassified GCI Class A Common Stock and a number of shares of Reclassified GCI Class B Common Stock equal to the number of outstanding shares of Liberty Ventures Series A common stock and Liberty Ventures Series B common stock outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures and (iii) cash and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”, and the date and time of the Contribution, the “Contribution Effective Time”).
Split-Off
Following the Contribution Effective Time, Liberty will redeem (a) each outstanding share of Liberty Ventures Series A common stock for one share of Reclassified GCI Class A Common Stock and (b) each outstanding share of Liberty Ventures Series B common stock for one share of Reclassified GCI Class B Common Stock (the “Split-Off”, and together with the GCI Reclassification, the Auto Conversion and the Contribution, the “Transactions”, and the date and time of the Split-Off, the “Split-Off Effective Time”).
The closing of the Transactions is subject to certain conditions and the Reorganization Agreement may be terminated by the parties thereto in certain events.
The foregoing summary of the Reorganization Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Reorganization Agreement, which will be filed by the Issuer at a later date.
Voting Agreements

GCI Voting Agreements

In connection with the Reorganization Agreement, Liberty and the Issuer entered into a separate Voting Agreement with each of (a) Ronald A. Duncan and Dani Bowman, with respect to such stockholders’ shares of GCI Class B Common Stock (including any shares received upon reclassification, exchange or conversion of such shares) (the “Duncan Voting Agreement”) and (b) John W. Stanton and Theresa E. Gillespie (the “Stanton Voting Agreement”), with respect to such stockholders’ shares of GCI Class A Common Stock and GCI Class B Common Stock (including any shares received upon reclassification, exchange or conversion of such shares) (the stockholders named in clause (a) and (b) collectively, the “GCI Stockholders”, the shares subject to each voting agreement, the “GCI Subject Shares”, and such agreements, the “GCI Voting Agreements”). Pursuant to the GCI Voting Agreements, the GCI Stockholders agreed, among other things and subject to certain conditions, to, at any meeting of stockholders of the Issuer called to vote upon any of the transactions contemplated by the Reorganization Agreement, vote all the Issuer Subject Shares beneficially owned by the GCI Stockholders in favor of such transactions, and to vote against certain other matters, so long as the Issuer’s board of directors has not changed its recommendation in favor of the transactions contemplated by the Reorganization Agreement or such obligations have not terminated in accordance with the terms set forth therein. At any meeting of stockholders of GCI Liberty called to vote upon the Reincorporation Merger, the GCI Stockholders agreed to vote all GCI Subject Shares of GCI Liberty in favor of the Reincorporation Merger, and to vote against certain other matters, until, in the case of Mr. Duncan and Ms. Bowman, the earlier of (a) the completion of the Reincorporation Merger and (b) 12 months following the Split-Off Effective Time, and, in the case of Mr. Stanton and Ms. Gillespie, the earlier of (a) the completion of the Reincorporation Merger and (b) 6 months following a stockholders’ meeting at which the Reincorporation Merger is first presented to GCI Liberty stockholders for approval.
From the date of each GCI Voting Agreement until the earlier of certain termination events set forth therein, including (a) the prior agreement of the parties thereto, (b) the termination of the Reorganization Agreement, (c) the date of certain amendments to the Reorganization Agreement, (d) the consummation of the Reincorporation Merger, or (e) in the case of Mr. Duncan and Ms. Bowman, the twelve month anniversary of the Split-Off Effective Time, and in the case of Mr. Stanton and Ms. Gillespie, the 6 month anniversary of a stockholders’ meeting at which the Reincorporation Merger is first presented to stockholders, the respective GCI Stockholders have agreed to certain transfer restrictions with respect to their respective GCI Subject Shares, including (i) restrictions on selling, transferring or disposing of any of their respective GCI Subject Shares and (ii) restrictions on the ability to enter into voting agreements or to grant proxies or powers of attorney with respect to their respective GCI Subject Shares, in each case, subject to certain exceptions.
Under the Stanton Voting Agreement, GCI agreed to pay the reasonable out-of-pocket fees and expenses of such GCI Stockholders party thereto in connection with the Stanton Voting Agreement and to indemnify each such GCI Stockholder for losses relating to or arising out of the Stanton Voting Agreement, the Reorganization Agreement and the Reincorporation Merger. Any amounts payable to the GCI Stockholders party to the Stanton Voting Agreement pursuant to the indemnification and expense reimbursement provisions of the Stanton Voting Agreement will only be paid in shares of GCI Class A Common Stock, GCI Class A-1 Common Stock or Reclassified GCI Class A Common Stock, but no more than a specified number of shares (determined as set forth in the Stanton Voting Agreement) may be issued to such GCI Stockholders under such provisions.
The above description of the Duncan Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is included as Exhibit (a) to this Amendment.
Item 7.        Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
7(a)	Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc. and the stockholders listed on Schedule A-1 thereto.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 7, 2017

Signature	/s/ Ronald A. Duncan
Ronald A. Duncan
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc. and the stockholders listed on Schedule A-1 thereto.